Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
June 23, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Amendment No. 1 to Registration Statement on Form 10-12G Filed June 6, 2025 File No. 000-56741
Dear Staff of the Division of Corporation Finance:
This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 17, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G filed with the Commission on June 6, 2025 (the “Registration Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.
The Company is filing an amendment to the Registration Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.
For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement, as amended.
Amendment No. 1 to Registration Statement on Form 10-12G filed June 6, 2025
Item 1. Business, page 5
1.We acknowledge your disclosure in response to prior comment 2. Please revise to clarify the nature of your subsidiaries’ activities. For example, Fundrise L.P. is described as having been created “to directly benefit the Company by driving its growth and profitability,” but there is no discussion of the activities it undertakes to fulfill its purpose. Further, when discussing the investment programs exempt from registration, please tell us the particular REIT focus areas for each entity (e.g., multifamily, residential, office, etc.).
In response to the Staff’s comment, the Amendment updates the Registration Statement to clarify the nature of the subsidiaries’ activities, including the nature of Fundrise L.P.’s activities to benefit the Company, and to disclose the particular REIT focus areas for the Company’s investment programs exempt from registration.
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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts
cc:   Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Benjamin St. Angelo, Associate General Counsel
Rise Companies Corp.
Chloe Pletner, Esq.
Goodwin Procter LLP